PHYTOMEDICAL TECHNOLOGIES, INC.

216 – 1628 West 1st Avenue

Vancouver, BC  V6J 1G1

(604) 659-5004

September 9, 2005

United States

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:

Jim B. Rosenberg

Senior Assistant Chief Accountant

Re:

Phytomedical Technologies, Inc.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Filed March 31, 2005

File No. 000-28790

Gentlemen:

Reference is hereby made to your letter dated September 6, 2005 (the “September 6th Letter”). The following responses are keyed to the numbered paragraphs of the September 6th Letter and the sequential bullet items listed thereunder:

Response to comment 1

On July 29, 2004, our wholly owned subsidiary, PhytoMedical Technologies Corporation (“PTC”) entered into a License Agreement (the “License”) with New York University (“NYU”). An integral part of the License are two patents, nos. 5,234,947 and 5,516,516 (collectively, the “Patents”), issued to Dr. Bruce Cherksey and subsequently assigned by Dr. Cherksey to NYU. The Patents had been available for licensing through NYU’s technology transfer office for many years, prior to the acquisition of the License by PTC. Prior to the acquisition of the License, PTC was “empty” as it held no other assets or liabilities beforehand.  As well, it had not conducted any other business prior to the transactions.

In order to acquire the licensing rights to the Patents, PTC essentially reimbursed NYU and Dr. Cherksey for 100% of the costs that they had incurred to acquire these patents in the past.  This amounted to $15,293. In addition, PTC also granted them rights to future income streams (if any), through the payment of royalties on products sold, as well as an opportunity to purchase up to 12.5% (or 25% in total) (the “NYU/Cherksey Options”) of the shares of PTC. The NYU/Cherksey Options were granted in response to NYU and Dr. Cherksey’s desire to obtain some form of equity interest in the transaction.

Of the two patents underlying the License, patent #5,516,516 (Method of preparing muira puma extract and its use for decreasing body fat percentage and increasing lean muscle mass) is of particular interest to us. However, it should be noted that the experiments cited in patent #5,516,516 were conducted by Dr. Cherksey and have neither been independently verified nor published in any peer reviewed scientific publications. Further, the muira puama extract has no known clinical use, therapeutic application, independent scientific research, or commercial claim associated with decreasing body fat percentage or the growth of lean muscle mass. There are no published, independent scientific research studies validating muira puama’s potential application in the areas of investigation, and the extract has not been indicated in any refereed clinical journals, pharmacopeias, or medical manuals of repute, for decreasing body fat percentage or the growth of lean muscle mass.

The muira puama extract is an experimental, highly speculative investigative botanical; accordingly, there can be no assurances that our early stage research will be successful. In fact, it is possible that the ultimate results of the ongoing research may demonstrate that the muira puama extract may be ineffective, unsafe or unlikely to receive necessary regulatory approvals. Accordingly, the feasibility of developing any products on the basis of the Patents is virtually unknown, and, in any event, any such product would take many additional years to develop.

Research and development activities, by their nature, preclude definitive statements as to the time required and costs involved in reaching certain objectives. Actual costs may exceed the amounts we have budgeted and actual time may exceed our expectations.  If the research and development require more funding than is currently anticipated, we may have to reduce or cease such efforts unless we can obtain additional financing. There can be no assurance that we will be able to secure any necessary additional financing or that such financing would be available to us on commercially viable terms.

In essence, we undertook the acquisition of the License realizing that it is highly speculative in nature.  Moreover, since the Patents that form the basis of our License were originally issued in 1993 and 1996, almost half of the time protection afforded by a patent had lapsed at the time of PTC’s acquisition of the License.

In addition, subsequent to the issuance of the Patents, no further funds were expended in research, development or enhancement of the technology by NYU, Dr. Cherksey, or any other party (other than PTC), again diminishing any value of the original experiments cited in the Patents. It appears that neither the scientific nor business community has expressed interest in the research since it was initially conducted.

Based on all of the foregoing factors, it would seem very unreasonable to speculate that the Patents have any value in excess of the cash amount paid by PTC. As the acquisition of the License occurred simultaneously with the issuance of the NYU/Cherksey Options, it appears reasonable that the best measure of the value of PTC at the time of the transaction is equal to the amount paid.  This would result in NYU and Dr. Cherksey acquiring a right to purchase up to 25% of a company with an underlying total value of $15,293.  As such, these parties are given the option to pay $100 (0.08 multiplied by 1,250) to obtain an investment worth approximately $3800 in the aggregate.

Applying the basic principles of APB 29, the fair value of the consideration appears to be reasonably measured at approximately $3,700 ($3,800 less the $100 payment). We believe that this amount was immaterial at the time of acquisition of the License and did not have a material impact on our financial statements as a whole; accordingly, we believe that our accounting treatment of the issuance of the NYU/Cherksey Options was correct.

Please be advised that we have brought the issue to the attention of our auditor and it concurs that the amount is immaterial.

Our response to the bullet items set forth in the September 6th Letter is as follows:

-    The NYU/Cherksey Options were granted simply as a matter of contractual negotiations. NYU and Dr. Cherksey were seeking options and/or stock in Phytomedical Technologies, Inc. (“PYTO”), the parent company of PTC.  It was our position that it would be inappropriate to grant options to acquire stock or shares of common stock of PYTO in connection with our acquisition of the License since the value of the PYTO stock is affected by factors beyond the License itself.  Since NYU sought to have some form of equity participation and given the nominal consideration of $15,293 (as reimbursement of patent costs to the date of our acquisition) for the License, we believed it was more appropriate to grant the options in PTC, whose only asset is still the License, in order to consummate the transaction.

-    While SFAS 123 is not directly applicable as PYTO did not issue any of its own equity to acquire the Patents (instead, it gave up potential equity in a wholly owned subsidiary in order to obtain the License), the implications of applying a fair value model to this transaction were also considered.   The method used to analyze the potential fair value of the options using a stock option framework was the black-scholes model.  Assumptions used in this model included using a two year option life, a risk free interest rate, a strike price of $0.08/ share and a fair value of $1.53/share (based on a total value of $15,293 for 10,000 shares as explained above).  Volatility was removed from the calculation as permitted by SFAS 123 as PTC is a private company.  Using this method, the fair value of the options calculates out to be approximately the difference between the fair value and the exercise value of the underlying shares, or approximately $1.45/option.  Therefore, the potential value of the options issued using a black-scholes framework would be calculated at $1.45 per option multiplied by 2,500 (the number of options); this amount would be $3,625.    Please also refer to our discussion under “Response to Comment 1” above.

-    Please refer to our discussion under “Response to Comment 1” above.

-    Reference to PTC as a “holding company” is not accurate. The License is held by PTC, and the research and development costs are funded by PTC.  PYTO, as the parent company, has agreed to advance PTC such amounts as may be necessary for its fulfillment of its obligations under the terms of the License.  This included the funding of the initial acquisition cost of $15,239.  PTC does not expect to pay any royalties unless and until products, derived from the patented technologies, are actually sold. We are still in the very preliminary stages of our research and development activities and do not expect to develop any such products in the foreseeable future, if ever.

-    The NYU/Cherksey Options provide in relevant part as follows: “Upon completion of any financing or series of financings or investment, including private placements or public offerings, by the Company or the Parent in which shares of the Company are issued, the Company shall issue, or cause to be issued upon exercise of your option, additional shares of its common stock to you to maintain your percentage ownership of the outstanding shares of the Company at twelve and one-half percent (12.5%), until the total equity investment in the Company equals one million eight hundred and twenty five thousand dollars ($1,825,000)  (the “Initial Financing”), after deduction of all related costs, fees and expenses.  Any equity financing in excess of the Initial Financing in which additional shares of the Company’s stock are issued shall dilute all equity owners of the Company (determined immediately prior to the receipt of the excess financing) pari passu.”

As we stated above, notwithstanding the availability of the Patents for some time prior to the acquisition of the License by us, we do not believe that PYTO, let alone any third party investor, will invest funds in the amount specified in the option ($1,825,000) directly in PTC, or otherwise, absent justification by the ongoing research and development program for such investment; however, as stated above, at this time, the technology is highly speculative and there is no assurance that either PYTO or PTC will be able to raise any required financing regardless of the results of the research and development efforts. We also believe that the references to “financings” include and encompass any additional direct equity investments made by PYTO.

We hope that the foregoing address your comments adequately.

Very truly yours

PHYTOMEDICAL TECHNOLOGIES, INC.

By: /s/ Harmel S. Rayat

Name:  Harmel S. Rayat

Title: President and Chief Executive Officer